Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K



Randers, 1 June 2006
Stock exchange announcement No. 32/2006

Large Vestas order for the Australian market

The Vestas Group has received an order for a total of 53 units of the V90-3.0 MW wind turbine for the Lake Bonney Stage 2 wind power project in South Australia.

The order has been placed by Lake Bonney Windpower Pty Ltd, a wholly owned subsidiary of Babcock & Brown Wind Partners Limited, which is a publicly listed Australian company. The order comprises supply and commissioning of the turbines as well as a five-year service and maintenance contract.

Delivery of the wind turbines begins in the third quarter of 2006, and commissioning of the final wind turbines is planned to take place in the first quarter of 2008.

The project is located near Mount Gambier in South Australia, and this project is an extension of the Lake Bonney Stage 1 wind power project consisting of 46 units of the V66-1.75 MW turbine.

"*We are very pleased with this repeat business from National Power Partners and Babcock & Brown the joint developers. Vestas now has an established record of the V90-3.0 MW turbine, and this order confirms the competitiveness of this wind turbine on the Australian market,*" says Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S and continues: "*We are very happy with the continued relationship with the Babcock & Brown Group in the Australian wind energy market. When fully commissioned these turbines will not only become part of the largest wind park in Australia to date, they will also represent a strengthening of the long-time relationship between the Babcock & Brown Group and Vestas.*"

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 29/2006 of 16 May 2006.

Any questions may be addressed to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000 or to Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S, telephone +45 9730 2830.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Press release

Randers, 1 June 2006
Press release No. 2/2006

Vestas to strengthen dialogue with energy policymakers

Vestas Wind Systems A/S, the world's largest manufacturer of wind turbines, has signed on a Vice President for Governmental Relations. Based in Copenhagen, the new Vice President will head up and extend Vestas' dialogue with politicians, public officials and the wind power lobby around the world.

Vestas, the wind turbine manufacturer headquartered in Randers, Denmark, now adds a small Copenhagen office to its Danish organisation. This is an integral part of the Group strategy The Will to Win, which also aims at strengthening the Group's relations to politicians, authorities and trade organisations. Vestas has therefore established a new department for Governmental Relations situated in Copenhagen, where the new head of the department, Peter C. Brun, will also be based.

Peter C. Brun, aged 39, joins Vestas from a position in the Danish Foreign Ministry. Today he is deputy manager in the Ministry's office for Trade & Industry's International Conditions. The new Vice President graduated as Master of Political Science from the University of Copenhagen, and he comes to Vestas with considerable international experience, among others from postings in New York, Brussels and Bonn. Besides, he brings significant knowledge of a number of overseas countries, as he has previously worked with international trade policy in relation to among others Japan, New Zealand and Australia.

Through his entire career, Peter C. Brun has worked within Public Affairs and Regulatory Affairs, and has therefore significant experience with the decision-making processes of public authorities. Through his work in both Denmark and abroad, he has assisted a number of major companies in the area of trade policy, including preparation and implementation of influencing strategies.

"*The wind turbine manufacturers have spent many years developing technologies that can compete financially with oil and gas. However, the international energy sector is a highly politicised sector. Consequently, it is just as important to develop the political competitiveness of wind power. We ourselves have to explain why wind power should have much more weight in energy policy. We must contribute to the global political decision making process as best we can. It is quite a challenge, and I am very much looking forward to getting started,*" says Peter C. Brun.

Mainly outside Denmark

As Vestas' sales in Denmark constitute less than one per cent of total production, the new Vice President – with Copenhagen as his base – will begin the establishment of a series of

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

satellite offices around the world. Vestas' dialogue with politicians and officials will thereby be notably intensified during the next months and years. Peter C. Brun also joins as Vestas' representative in all national and international bodies within wind energy.
Ditlev Engel, Group President & CEO, emphasises the importance of strengthening the dialogue with politicians and public officials:

"Fully in line with our new vision of wind to be perceived as an energy source on par with oil and gas, we experience a significant increase in the global interest in wind energy. Not only because of the environmental benefits, but also because wind is a highly competitive source of energy. The fact that Vestas' views carry significant weight in the debate is no doubt related to the fact that we are the only global player with wind energy as our only focus area. That is also why we are never accused of having a hidden agenda in the energy debate," says Ditlev Engel, who is pleased to have got hold of one of the Danes with most insight and experience within these areas.

Peter C. Brun will report directly to Ditlev Engel, as he takes up his new position by 1 August 2006. The location of the new Copenhagen office has not yet been found, but this will be in place by the end of the summer holiday.

For information on this release, please contact:
Ditlev Engel, President & CEO, phone +45 97 30 00 00,
Peter Wenzel Kruse, Vice President, Communications & IR, phone +45 9730 8015, mobile +45 4110 4897
Peter C. Brun, Vice President, Governmental Relations, mobile +45 23 60 36 60

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 2 June 2006
Stock exchange announcement No. 33/2006

Vestas to establish generator factory in Tianjin, China

The Vestas Group has decided to establish a generator factory in Tianjin, China. The factory will be established in connection with Vestas' other Chinese factories which are being established in TEDA (Tianjin Economic-Technological Development Area). The first phase of Vestas' blade factory in Tianjin will be officially inaugurated next week, and the factory for assembly of nacelles and hubs will together with the extension of the blade factory be ready for production by the middle of 2007.

"The establishment of a generator factory in China is yet another step in the direction of fulfilling Vestas' strategy where we want to get closer to our customers and at the same time secure a better foreign exchange balance between the Group's revenue and costs," says Søren Husted, President of Vestas Nacelles A/S and continues: *"It was natural for us to choose a location in TEDA, with whom we already have a good cooperation, and the establishment of another generator factory will also secure the supply of generators to our new nacelle assembly factory in Tianjin."*

The establishment will be initiated as soon as possible, and Vestas expects that the factory will be able to produce its first generators during the second quarter of 2007. The factory will from the beginning have an annual production capacity of approx 350 units of 2 MW generators. Vestas' investment in the factory amounts to approx EUR 8.5m, and the generator factory will initially employ around 75 employees.

"The generator factory in China will give us the optimal opportunities to meet the growth which we experience in the Asiatic market in general and in the Chinese market in particular. At the same time, it further adapts Vestas to the demands for local production of turbines for the Chinese market," says Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S.

The above investment does not affect the Vestas Group's expectations for the total investments for 2006, cf. stock exchange announcement No. 29/2006 of 16 May 2006.

Any questions may be addressed to Søren Husted, President of Vestas Nacelles A/S or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S